

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2011

<u>Via Email</u>
David L. Gaines
Chief Financial Officer
Park Sterling Corporation
1043 Morehead Street, Suite 201
Charlotte, NC 28204

>   **Re: Park Sterling Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed August 19, 2011**
>   **File No. 333-174041**

Dear Mr. Gaines:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. To the extent any comments are applicable to disclosure in any future filings made under the Exchange Act of 1934, please make conforming changes to that disclosure.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4/A filed August 19, 2011</u>

<u>Park Sterling's Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Critical Accounting Policies</u>

<u>Income Taxes, page 85</u>

1. Refer to your response to comment 15 of our July 25, 2011 letter. Considering the significant judgments made by management in determining that a valuation allowance for the deferred tax assets is not required and the significant effect of that determination on your financial statements, please revise to incorporate your response into the registration

statement and include discussions of the achievement of the related assumptions and timelines in future periodic reports.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4 – Pro Forma Adjustments

Balance Sheet Adjustments, page 184

2. We note your response to comment 13 of our July 25, 2011 letter. In regards to adjustment B, please address the following:

    - Revise to quantify the amount of loans acquired (by loan type) that were within the scope of ASC 310-30 (purchase impaired loans) and those that were not (non-purchase impaired loans);
    - For your purchase impaired loans acquired, disclose the contractually required payments receivable, cash flows expected to be collected, and fair value at the acquisition date; and
    - For your purchase impaired loans acquired, tell us in detail how you segregated the acquired loans into pools for accretion and impairment testing purposes. Tell us how many pools you created and the basis for segregation. Identify the specific loan characteristics that were used for segregation. Identify whether performing and nonperforming loans were separately segregated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: P. Christian Scheurer, Esq.
Anne Team Kelly, Esq.
McGuireWoods LLP